UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
( ) Form 3 Holdings Reported
( ) Form 4 Transactions Reported
1. Name and Address of Reporting Person
   Joel David Sjostrom
   3901 7th Ave. South, Suite 200
   Seattle, WA  98108
2. Issuer Name and Ticker or Trading Symbol
   BRIAZZ, INC. (BRZZ)

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   12/01
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Vice President Retail Operations
   -------------------------------
7. Individual or Joint/Group Reporting (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
                                                                                                                                   |
                             |      |                       |   |           |                   |      |                           |
Common Stock                 |      |                       |   |           | 1300              | D    |                           |
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                             |      |    |                  |   |           |                   |      |                           |
                             |      |    |                  |   |           |                   |      |                           |
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                             |      |    |                  |   |           |                   |      |                           |
                             |      |    |                  |   |           |                   |      |                           |
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___________________________________________________________________________________________________________________________________

___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |    | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |    | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     |    |               |Date |Expir|                    |       |ficially    |Ind|            |
                        |tive    |     |    |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                        |Secu    |     |    |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
____________________________________________________________________________________________________________________________________
Employee Stock Option
(Right to purchase)      $4.70   6/7/11  A    19,842         (1) 6/7/11   Common Stock 19,948         19,948        D
____________________________________________________________________________________________________________________________________
Employee Stock Option
(Right to purchase)     $1,800                               (2) 2/3/09   Common Stock     38             38        D
____________________________________________________________________________________________________________________________________
Employee Stock Option
(Right to purchase)      $1.50                               (3) 11/01/09 Common Stock    417            417        D
____________________________________________________________________________________________________________________________________
Employee Stock Option
(Right to purchase)      $1.50                               (4) 11/1/09  Common Stock  3,750          3,750        D
____________________________________________________________________________________________________________________________________
Employee Stock Option
(Right to purchase)      $1.50                               (5) 11/1/09  Common Stock  10,792        10,792        D
____________________________________________________________________________________________________________________________________
Employee Stock Option
(Right to purchase)      $1.50                               (6) 5/1/10  Common Stock   3,334          3,334        D
____________________________________________________________________________________________________________________________________
Employee Stock Option
(Right to purchase)      $1.50                               (7) 11/1/10 Common Stock   6,667          6,667        D
___________________________________________________________________________________________________________________________________
Employee Stock Option
(Right to purchase)      $6.00                               (8) 1/24/11  Common Stock   2,049         2,049        D
____________________________________________________________________________________________________________________________________
Employee Stock Option
(Right to purchase)     $1,632                               (9) 11/1/07  Common Stock       5             5        D
____________________________________________________________________________________________________________________________________


Explanation of Responses:

(1) The option becomes exercisable for 4,987 shares on each of the first four anniversaries of June 7, 2001.

(2) The option became exercisable for 11 shares on February 3, 2000, 9 shares on February 3, 2001, 9 shares on February 3, 2002 and becomes exercisable for 9 shares on February 3, 2003.

(3)  The option  became  exercisable  for 209 shares on November 13,  1999,  and
     becomes   exercisable  for  104  shares  on  each  of  the  two  subsequent anniversaries of that date.

(4) The option became exercisable for 938 shares on February 3, 2000, an additional 938 shares on February 3, 2001 and for 937 shares on February 3, 2002 and will become exercisable for 937 shares on February 3, 2003.

(5) The option became exercisable for 2,698, shares on November 1, 2000, for 2,698 on November 1, 2001 and becomes exercisable for an additional 2,698 shares on the two subsequent anniversaries of that date.

(6) The option became exercisable for 834 shares on May 1, 2001, and becomes exercisable for 834 shares on May 1, 2002, and for 833 shares on each of the two subsequent anniversaries of that date.

(7) The option became exercisable for 1,667 shares on November 1, 2001 and becomes exercisable for 1,667 shares on each of the next two anniversaries of that date and for 1,666 shares on November 1, 2004.

(8) The option became exercisable for 513 shares on January 24, 2002 and becomes exercisable for 512 shares on each of the three subsequent anniversaries of that date.

(9) The option will become exercisable for 2 shares on November 1, 1998 and becomes exercisable for 1 share on each of the next three anniversaries of that date.



                               /s/ Joel David Sjostrom              02/14/02
                               ----------------------------         -------
                             **Signature of Reporting Person          Date